Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2007 and 2006

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)
	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
	$	$	$	$

Revenue	951,342	866,836	1,855,402	1,765,299

Operating expenses
Costs of services, selling and administrative	805,519	759,706	1,569,557	1,536,553
Amortization (Note 7)	43,783	44,303	84,116	87,173
Restructuring costs related to specific items (Note 8)	-	31,315	23,010	31,315
Interest on long-term debt	11,626	12,117	24,113	16,706
Other income, net	(1,970)	(1,696)	(3,899)	(3,611)
Loss (gain) on sale of assets	-	558	-	(10,475)
	858,958	846,303	1,696,897	1,657,661
Earnings before income taxes	92,384	20,533	158,505	107,638
Income taxes	29,673	6,384	52,113	36,581
Net earnings	62,711	14,149	106,392	71,057

Basic and diluted earnings per share (Note 4c))	0.19	0.04	0.32	0.18

Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
	$	$	$	$
Net earnings	62,711	14,149	106,392	71,057
Other comprehensive income, net of income taxes:
Net change in unrealized (gains) losses on translating financial statements of self-sustaining foreign operations	(11,710)	3,818	57,665	5,666
Net change in gains (losses) on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	2,003	(194)	(6,074)	(970)
	(9,707)	3,624	51,591	4,696
Comprehensive income	53,004	17,773	157,983	75,753

Consolidated Statements of Retained Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)
	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	624,292	952,175	587,201	895,267
Net earnings	62,711	14,149	106,392	71,057
Share repurchase costs (Note 4a))	-	(6,760)	-	(6,760)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(18,614)	(425,475)	(25,204)	(425,475)
Retained earnings, end of period	668,389	534,089	668,389	534,089

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)
	As at March 31, 2007	As at September 30, 2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	93,824	115,729
Accounts receivable	482,072	479,767
Work in progress	201,991	197,381
Prepaid expenses and other current assets	82,245	89,639
Future income taxes	34,486	33,728
	894,618	916,244
Capital assets	123,750	120,032
Contract costs	202,356	214,688
Finite-life intangibles and other long-term assets (Note 2)	522,753	523,332
Future income taxes	11,462	25,127
Goodwill	1,773,598	1,737,886
Total assets before funds held for clients	3,528,537	3,537,309
Funds held for clients	203,960	154,723
	3,732,497	3,692,032

Liabilities
Current liabilities
Accounts payable and accrued liabilities	367,374	367,127
Accrued compensation	115,048	108,331
Deferred revenue	176,625	111,759
Income taxes	67,808	41,707
Future income taxes	22,358	30,384
Current portion of long-term debt	6,878	8,242
	756,091	667,550
Future income taxes	209,605	213,512
Long-term debt	587,156	805,017
Accrued integration charges and other long-term liabilities	89,533	103,210
Total liabilities before clients’ funds obligations	1,642,385	1,789,289
Clients’ funds obligations	203,960	154,723
	1,846,345	1,944,012

Shareholders’ equity
Capital stock (Note 4a))	1,373,360	1,367,606
Contributed surplus (Notes 4a) and 4b))	82,035	82,436

Retained earnings	668,389	587,201
Accumulated other comprehensive loss (Note 5)	(237,632)	(289,223)
	430,757	297,978
	1,886,152	1,748,020
	3,732,497	3,692,032

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)
	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net earnings	62,711	14,149	106,392	71,057
Adjustments for:
Amortization (Note 7)	50,095	50,808	96,722	99,821
Deferred credits	-	-	-	(781)
Future income taxes	(6,053)	(17,031)	(1,122)	(13,724)
Foreign exchange loss (gain)	463	(352)	1,711	(642)
Stock-based compensation (Note 4b))	4,334	2,104	7,337	6,294
Loss (gain) on sale of assets	-	558	-	(10,475)
Net change in non-cash working capital items	17,412	32,314	84,096	(5,372)
Cash provided by operating activities	128,962	82,550	295,136	146,178

Investing activities
Business acquisitions (net of cash acquired) (Note 6 a))	(130)	(4,953)	(130)	(5,377)
Proceeds from sale of assets and business	-	27,559	-	27,559
Additions to capital assets	(7,941)	(10,078)	(16,108)	(21,954)
Proceeds from disposal of capital assets	277	76	277	448
Additions to contract costs	(6,366)	(11,243)	(9,577)	(17,278)
Reimbursement of contract costs	-	-	2,143	-
Additions to finite-life intangibles and other long-term assets	(20,169)	(19,036)	(39,481)	(35,294)
Decrease in other long-term assets	165	150	338	2,080
Cash used in investing activities	(34,164)	(17,525)	(62,538)	(49,816)

Financing activities
Increase in credit facilities	29,533	738,605	29,533	738,605
Repayment of credit facilities	(161,829)	(29,495)	(253,982)	(29,495)
Repayment of long-term debt	(1,815)	(4,229)	(4,156)	(7,210)
Repurchase of Class A subordinate shares (net of share repurchase costs)	(34,181)	(865,990)	(55,240)	(873,175)
Issuance of shares (net of share issue costs)	21,225	31,094	22,097	32,734
Cash used in continuing financing activities	(147,067)	(130,015)	(261,748)	(138,541)
Effect of foreign exchange rate changes on cash and cash equivalents	(468)	32	7,245	(290)
Net decrease in cash and cash equivalents	(52,737)	(64,958)	(21,905)	(42,469)
Cash and cash equivalents, beginning of period	146,561	262,948	115,729	240,459
Cash and cash equivalents, end of period	93,824	197,990	93,824	197,990
Interest paid	13,661	17,942	22,839	18,697
Income taxes paid	12,135	20,181	23,926	41,742

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.    Summary of significant accounting policies

The interim consolidated financial statements for the three and six months ended March 31, 2007 and 2006, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for new accounting policies that have been adopted effective October 1, 2006.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2006:

a)      Section 3855, “Financial Instruments - Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b)     Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative financial statements are restated to reflect application of this section for changes in the balances of the foreign currency translation related to self-sustaining foreign operations.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.    Summary of significant accounting policies (continued)

Change in accounting policies (continued)

c)      Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

a)     Section 3862, “Financial Instruments — Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)      Section 3863, “Financial Instruments — Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 “Financial Instruments — Disclosure and Presentation”. The Company does not expect the adoption of this new section to have a significant effect on the consolidated financial statements.

c)      Section 1535, “Capital disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

2.    Finite-life intangibles and other long-term assets

	As at March 31, 2007			As at September 30, 2006
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	78,118	35,034	43,084	77,874	34,724	43,150
Business solutions	287,916	101,319	186,597	258,566	80,103	178,463
Software licenses	128,698	90,298	38,400	120,557	78,373	42,184
Customer relationships and other	374,633	154,639	219,994	367,404	131,596	235,808
Finite-life intangibles	869,365	381,290	488,075	824,401	324,796	499,605

Deferred financing fees			4,117			6,475
Deferred compensation plan			12,308			9,943
Long-term maintenance agreements			14,431		3,294
Other			3,822			4,015
Other long-term assets			34,678			23,727
Total finite-life intangibles and other long-term assets			522,753			523,332

3.    Credit facilities

The Company has available an unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at March 31, 2007, an amount of $365,000,000 has been drawn upon this facility. Also, an amount of $17,290,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. As at March 31, 2007, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants that require the Company to maintain certain financial ratios. At March 31, 2007, the Company is in compliance with the covenants of its credit facilities and other long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.     Capital stock, stock options and earnings per share

a) Capital stock

Six months ended March 31, 2007
Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at October 1, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled(1)	(6,237,400)	(23,812)	-	-	(6,237,400)	(23,812)
Repurchased and not cancelled(1)	-	(387)	-	-	-	(387)
Issued upon exercise of options(2)	2,933,610	29,953	-	-	2,933,610	29,953
Balance, as at March 31, 2007	294,181,095	1,325,636	34,208,159	47,724	328,389,254	1,373,360

(1)
On January 30, 2007 and January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 29,091,303 and 29,288,443 Class A subordinate shares respectively. During the six months ended March 31, 2007, the Company repurchased 5,418,300 Class A subordinate shares for $49,403,000, including a redemption fee of $95,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $25,204,000, was charged to retained earnings. As of March 31, 2007, 86,000 of the repurchased Class A subordinate shares (905,100 for the year ended September 30, 2006) with a carrying value of $387,000 ($4,028,000 for the year ended September 30, 2006), and a repurchase value of $860,000 ($6,661,000 for the year ended September 30, 2006) were held by the Company and had not been cancelled. Of the $860,000, $823,000 was unpaid.

(2)
The carrying value of Class A subordinate shares includes $7,739,000 ($3,421,000 for the year ended September 30, 2006) which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.    Capital stock, stock options and earnings per share (continued)

 b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers,  directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
Compensation expense ($)	4,334	2,104	7,337	6,294
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	29.2%	33.1%	29.5%	38.2%
Risk-free interest rate	4.04%	4.06%	3.90%	3.89%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	2.78	3.44	2.60	3.43

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Six months ended March 31, 2007	Twelve months ended September 30, 2006
Outstanding, beginning of period	29,956,711	26,538,654
Granted	3,936,090	8,738,601
Exercised	(2,933,610)	(1,220,820)
Forfeited and expired	(3,446,177)	(4,099,724)
Outstanding, end of period	27,513,014	29,956,711

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.    Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2007			Three months ended March 31, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	62,711	329,056,989	0.19	14,149	344,825,024	0.04
Dilutive options (2)		3,840,932			2,596,418
Dilutive warrants (2)		-			1,923,365
Diluted	62,711	332,897,921	0.19	14,149	349,344,807	0.04

	Six months ended March 31, 2007			Six months ended March 31, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	106,392	329,761,789	0.32	71,057	388,126,856	0.18
Dilutive options (2)		2,185,107			2,242,834
Dilutive warrants (2)		-			1,851,671
Diluted	106,392	331,946,896	0.32	71,057	392,221,361	0.18

(1)
The 5,418,300 Class A subordinate shares repurchased during the six months ended March 31, 2007 (100,000,000 during the six months ended March 31, 2006), were excluded from the calculation of earnings per share as of the date of repurchase.

(2)
The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 3,576,087 and 10,663,282 for the three and six months ended March 31, 2007, respectively and 4,446,526 and 9,283,100 for the three and six months ended March 31, 2006, respectively. The number of excluded warrants was nil for the three and six months ended March 31, 2007, and nil and 2,113,041 for the three and six months ended March 31, 2006, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.    Accumulated other comprehensive loss

	Three months ended March 31, 2007			Six months ended March 31, 2007
	Balance, as at January 1, 2007	Net changes incurred during the three months	Balance, as at March 31, 2007	Balance, as at October 1, 2006	Net changes incurred during the six months	Balance, as at March 31, 2007
	$		$	$		$
Net change in unrealized (gains) losses on translating financial statements of self-sustaining foreign operations	(254,922)	(11,710)	(266,632)	(324,297)	57,665	(266,632)

Net change in gains (losses) on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	26,997	2,003	29,000	35,074	(6,074)	29,000
	(227,925)	(9,707)	(237,632)	(289,223)	51,591	(237,632)

6.    Investments in subsidiaries and joint ventures

a)     Modifications to purchase price allocations
During the six months ended March 31, 2007, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges, future income tax assets and cash of $6,046,000, $2,282,000 and $130,000, respectively, whereas goodwill decreased by $3,634,000.

b)     Balance of integration charges
For American Management Systems, Incorporated and Cognicase Inc., the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision(1)	(2,859)	(411)	(3,270)
Foreign currency translation adjustment	1,308	154	1,462
Paid during the six-month period	(5,000)	(6)	(5,006)
Balance, as at March 31, 2007(2)	28,459	2,024	30,483

(1)	This has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 6 a).
(2)	Of the total balance remaining, $7,006,000 is included in accounts payable and accrued liabilities and $23,477,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.    Amortization

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
	$	$	$	$
Amortization of capital assets	9,591	9,485	16,689	17,939
Amortization of contract costs related to transition	5,503	3,986	9,407	7,989
Amortization of finite-life intangibles	28,689	29,835	58,020	60,248
Impairment of finite-life intangibles	-	997	-	997
	43,783	44,303	84,116	87,173

Amortization of contract costs related to incentives (presented as reduction of revenue)	5,938	6,121	11,858	12,058
Amortization of other long-term assets (presented in interest on long-term debt)	374	384	748	590
	50,095	50,808	96,722	99,821

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion was related to lower than expected BCE Inc. (“BCE”) work volumes. The program ended December 31, 2006.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the six months ended March 31, 2007:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
Restructuring costs related to specific items	11,015	12,474	23,489
BCE contribution(1)	(479)	-	(479)
Total restructuring costs related to specific items(2)	10,536	12,474	23,010

(1)	The BCE contribution has been received as at March 31, 2007.
(2)	Since the program ended December 31, 2006, the restructuring costs were entirely incurred during the three-month period ended December 31, 2006.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	137	187	324
Paid during the six-month period	(15,005)	(6,636)	(21,641)
Balance, as at March 31, 2007(1)	4,749	11,470	16,219

(1)
Of the total balance remaining, $4,749,000 is included in accrued compensation, $5,743,000 is included in accounts payable and accrued liabilities and $5,727,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services (“IT”) and business process services (“BPS”), in addition to Corporate services. The focus of these LOBs is as follows:
- The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	832,284	119,058	-	951,342
Earnings (loss) before interest on long-term debt, other income and income taxes (1)	106,238	14,781	(18,979)	102,040
Total assets	2,879,782	647,655	205,060	3,732,497
(1) Amortization included in IT services, BPS and Corporate is $41,360,000, $5,566,000 and $2,795,000, respectively.

As at and for the three months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	746,972	119,864	-	866,836
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, loss on sale of assets and income taxes (1)	68,902	12,365	(18,440)	62,827
Total assets	2,934,552	681,558	321,360	3,937,470
(1) Amortization included in IT services, BPS and Corporate is $41,737,000, $6,463,000 and $2,224,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Segmented information (continued)

As at and for the six months ended March 31, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,621,726	233,676	-	1,855,402
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income and income taxes (1)	206,889	28,173	(33,333)	201,729
Total assets	2,879,782	647,655	205,060	3,732,497
(1) Amortization included in IT services, BPS and Corporate is $79,674,000, $10,901,000 and $5,399,000, respectively.

As at and for the six months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,525,045	240,254	-	1,765,299
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of assets and income taxes (1)	155,360	25,528	(39,315)	141,573
Total assets	2,934,552	681,558	321,360	3,937,470
(1) Amortization included in IT services, BPS and Corporate is $84,308,000, $10,284,000 and $4,639,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2006. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2007, the Company provided a total of $87,697,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.   Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2006.

	Three months ended March 31		Six months ended March 31
	2007	2006	2007	2006
Reconciliation of net earnings:	$	$	$	$
Net earnings - Canadian GAAP	62,711	14,149	106,392	71,057
Adjustments for:
Warrants	351	351	702	702
Other	346	349	683	410
Net earnings - U.S. GAAP	63,408	14,849	107,777	72,169
Basic earnings per share - U.S. GAAP	0.19	0.04	0.33	0.19
Diluted earnings per share - U.S. GAAP	0.19	0.04	0.32	0.18

Net earnings - U.S. GAAP	63,408	14,849	107,777	72,169
Other comprehensive income Foreign currency translation adjustment	(9,707)	3,624	51,591	4,696
Comprehensive income - U.S. GAAP	53,701	18,473	159,368	76,865

	As at March 31, 2007	As at September 30, 2006
	$	$
Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP	1,886,152	1,748,020
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(4,373)	(5,075)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(7,542)	(8,225)
Shareholders’ equity - U.S. GAAP	1,960,141	1,820,624